

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Kelly Fielder
President, Secretary and Director
Razor Resources Inc.
3001-1600 Glenarm Place, Suite 1754
Denver, Colorado 80202

     Re: Razor Resources Inc.
           Form 10-K for Fiscal Year Ended April 30, 2010
           Filed August 13, 2010
           Form 10-Q/A for Fiscal Quarter Ended October 31, 2010
           Filed February 11, 2011
           File No. 0-51973

Dear Mr. Fielder:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2010

Financial Statements

General

1.   Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, including any amendments to this Form 10-K, please revise any references to accounting standards accordingly.

3. Business Acquisition

2.   We note that you issued 35,500,000 shares of common stock to acquire Compania
        Minera Cerros Del Sur, S.A. ("Compania Minera"), a company with operations in
        Honduras. Your footnote disclosure states that you accounted for this transaction using
        the purchase method. However, your Form 8-K filed on February 12, 2010 states that the
        former shareholder of Compania Minera held approximately 51.7% of your issued and
        outstanding common after this transaction. We also note that you were a shell company
        prior to this transaction and that your current operational focus is to conduct exploration
        activities on your properties in Honduras. In light of this fact pattern, please provide us
        with your analysis of the identification of the accounting acquirer with specific reference
        to the guidance per FASB ASC 805-10-55-10 through 805-10-55-13. Your response
        should also address the resulting implications to your overall financial statements.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 22

3.   Please revise to provide a statement in substantially the following form: "This annual
        report does not include an attestation report of the company's registered public
        accounting firm regarding internal control over financial reporting. Management's report
        was not subject to attestation by the company's registered public accounting firm
        pursuant to temporary rules of the Securities and Exchange Commission that permit the
        company to provide only management's report in this annual report." Refer to Item
        308(T)(a)(4) of Regulation S-K.

Form 10-Q/A for Fiscal Quarter Ended October 31, 2010

Exhibit 31 and Exhibit 32

4.   We note that you did not file Section 302 and furnish Section 906 certifications with this
        amendment. Please amend this filing accordingly. This comment also applies to your
        amended Forms 10-Q for the quarterly periods ended January 31, 2010 and July 31,
        2010.

Engineering Comments

Form 10-K for Fiscal Year Ended April 30, 2010

Properties, page 10

5.   Please disclose whether your property has been physically examined in the field by a
        professional geologist or mining engineer. If not, please add a risk factor that addresses
        the fact that your property has not been examined, detailing the risks to your investors.

6.   Please disclose the following information for each of your properties:

- A description of all interests in your properties, including the terms of all underlying agreements and royalties;

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties, and;

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

7.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights;

- A description of any work completed on the property and its present condition;

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

- A description of equipment, infrastructure, and other facilities;

- The current state of exploration of the property;

- The total costs incurred to date and all planned future costs, and;

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

8.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the

EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing;

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered;

- A north arrow;

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located;

- A title of the map or drawing, and the date on which it was drawn, and;

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

9.   On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language;

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect;

- If there is a phased program planned, briefly outline all phases;

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently;

- Disclose how the exploration program will be funded, and;

- Identify who will be conducting any proposed exploration work, and discuss their qualifications.

10. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

11. We note you are subject to operating and environmental permitting requirements of the Honduran government. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

12. Please disclose your annual production for the last three years, as required by Instructions to Item 102, Part 3 of Regulation S-K. Please disclose your mine production tonnage and grade along with your gold and byproducts produced in addition to your gold sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have any questions regarding engineering comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

Ethan Horowitz
Accounting Branch Chief